Exhibit 99.1

MHG - Marine Harvest announces status of voluntary incentive payment offer to convert the €350 million 2.375 per cent 2018 convertible bond

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION TO ANY PERSON LOCATED OR RESIDENT IN THE UNITED STATES

Oslo, Norway, 18 March 2015 - Reference is made to Marine Harvest's voluntary incentive payment offer to convert its convertible bonds due 2018 that was made on 16 March 2015.

The VWAP ("volume weighted average price") for the voluntary incentive payment offer, calculated in accordance with the terms set out in the voluntary incentive payment offer document, is €11.1483. As a result, the condition precedent for completing the voluntary incentive payment offer is satisfied, and the incentive payment value will be €10,664.61 per €100,000 principal amount of bonds. In additions, bondholders accepting the voluntary incentive payment offer will be eligible to receive accrued interest from (and including) 8 November 2014 to (but excluding) 25 March 2015 of EUR 898.826 per EUR 100,000 principal amount of bonds.

As previously announced, the acceptance period will run till 19 March 2015 at 5:00pm CET (unless extended by the Company), with settlement of the voluntary incentive payment offer being made on or about 25 March 2015.

ABG Sundal Collier and Credit Suisse are managing the voluntary incentive payment offer.

Questions should be directed to:

Ivan Vindheim, CFO, Mobile: +47 958 71 310

The offering has been made to eligible counterparties as and to non-United States persons in reliance on Regulation S under the Securities Act of 1933, as amended (the "Securities Act"). This disclosure shall not constitute an offer to sell or the solicitation of an offer to buy the shares, nor shall there be any sale of the shares in any jurisdiction in which such offer, solicitation or sale is unlawful.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Forward looking statements

This release may be deemed to include forward-looking statements, such as extension of the offer and the expected settlement date of the offer. Forward-looking statements are typically identified by words or phrases, such as "expect", "will" and similar expressions. Forward-looking statements are Marine Harvest's current estimates or expectations of future events or future results. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties, including market and financial risks. All forward-looking statements included in this release are based on information available at the time of the release, and Marine Harvest assumes no obligation to update any forward-looking statement.